EXHIBIT 5

Media Release

29 September 2003

Review of research on treatments for advanced breast cancer

There has been analyst and media commentary on the results of the Aventis-sponsored advanced breast cancer study comparing the use of paclitaxel and docetaxel, which was presented at the recent European Cancer Conference. Aventis markets and distributes docetaxel.

The increasing use of docetaxel as a treatment for advanced breast cancer is not new. Mayne’s purchase of the NaPro Biotherapeutics and Abbott Laboratories paclitaxel assets, factored in the impact of increased docetaxel use in breast cancer as well as the development of novel taxanes. For example, it was forecast that the use of generic paclitaxel in the treatment of breast cancer would decline by 25% in the next two or three years and by approximately 50% over a 10 year timeframe. Similar conservative approaches using differing usage reductions were undertaken for other indications and nothing in the recently published study would appear to contradict this analysis.

An initial review of the results of this study indicates mixed evidence on the relative benefits of paclitaxel and docetaxel in the treatment of this disease.

Preliminary review by an independent source, Medscape, indicates limited benefits for docetaxel in terms of overall response, but with a benefit in terms of prolonged survival. However this increase in survival is at the expense of significantly increased toxicities and an overall lower quality of life for those patients on docetaxel.

These clinical reasons, combined with the fact that paclitaxel potentially provides a much more cost-effective option in breast cancer, means paclitaxel is likely to continue to be a prime option for breast cancer treatment in future.

In other key paclitaxel indications of ovarian and lung cancer, Datamonitor, a premium international business information company, earlier this year confirmed that paclitaxel continues to be the taxane of choice for these other indications. Nothing in the breast cancer study is likely to impact this market positioning.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services), hospitals and health-related consumer products.

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